Draft intro:

I'm excited to connect you with Raj Vable, Founder & CEO of Young Mountain Tea. I worked with Raj when he was a rural venture catalyst with RAIN Catalysts, and since then, he's been building Young Mountain Tea as a mission-driven company to provide organic teas to the US market that empower women farmers. Deepthi Madhava was an advisor to his work, and Young Mountain Tea was a finalist in OEN's Angel Food Conference a few years ago.

Since then, they've taken some impressive steps forward and are about to launch a $500k equity raise through WeFunder, the crowdfunding platform. I chatted with Raj about the raise (4 min video here), and thought you might be interested in learning more. Here are a few highlights of Young Mountain Tea's recent traction:

- Secured sales contracts with Fortune 500 companies & launching with national distributor Oct '24
- Covered in Forbes (here), Food Industry Executive (here)
- Launched India's first farmer-owned tea factory with support from USAID, the Rockefeller Foundation, and Acumen. This will serve 500 farmers, 90% of whom are women, most earning their first independent paychecks through tea.

I hope you'll have a conversation with Raj to learn more about their work and see if there's a chance for a partnership.